Exhibit 99.1

Navigator Holdings Ltd.

August 14, 2019

TO THE SHAREHOLDERS OF

NAVIGATOR HOLDINGS LTD.

Enclosed is a Notice of the 2019 Annual General Meeting of Shareholders (the “Meeting”) of Navigator Holdings Ltd. (the “Company”), which will be held at The Four Seasons Hotel Houston, 1300 Lamar Street, Houston, Texas, TX77010, USA at 09:00 local time on September 26, 2019, and related materials. The Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement and related materials, including the Company’s 2018 Annual Report on Form 20-F containing the Company’s audited financial statements for the fiscal year ended December 31, 2018 (the “2018 Annual Report”), are available on the Company’s website at www.navigatorgas.com. Any shareholder may receive a hard copy of the 2018 Annual Report, free of charge upon request.

At the Meeting, shareholders of the Company will consider and vote upon proposals:

1.	To elect Directors to serve until the 2020 Annual Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of Ernst & Young LLP as the Company’s independent public accounting firm for the fiscal year ending December 31, 2019 (“Proposal Two”); and

3.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders entitled to vote at the Meeting. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote at the Meeting.

You are cordially invited to attend the Meeting in person. All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on the record date, August 07, 2019.

If you attend the Meeting, you may revoke your proxy and vote your shares in person. If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. YOU MAY ALSO VOTE BY INTERNET AT WWW.VOTEPROXY.COM BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

David Butters

Executive Chairman

NAVIGATOR HOLDINGS LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 26, 2019

NOTICE IS HEREBY given that the 2019 Annual General Meeting of Shareholders (the “Meeting”) of Navigator Holdings Ltd. (the “Company”) will be held at 09:00 local time on September 26, 2019, at The Four Seasons Hotel Houston, 1300 Lamar Street, Houston, Texas, TX77010, USA for the following purposes, of which items one and two are more completely set forth in the accompanying Proxy Statement:

1.	To elect Directors to serve until the 2020 Annual Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of Ernst & Young LLP as the Company’s independent public accounting firm for the fiscal year ending December 31, 2019 (“Proposal Two”); and

3.	To transact other such business as may properly come before the meeting or any adjournment thereof.

The board of directors has fixed the close of business on August 07, 2019, as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. YOU MAY ALSO VOTE BY INTERNET AT WWW.VOTEPROXY.COM BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

You are cordially invited to attend the Meeting in person. All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on August 07, 2019.

If you attend the Meeting, you may revoke your proxy and vote in person. If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

The Notice of Annual General Meeting of Shareholders, the Proxy Statement and related materials, including the Company’s 2018 Annual Report on Form 20-F, are available on the Company’s website at ww.navigatorgas.com. Any shareholder may receive a hard copy of the 2018 Annual Report, free of charge upon request.

BY ORDER OF THE BOARD OF DIRECTORS

Niall Nolan

Secretary

August 14, 2019

London, England

NAVIGATOR HOLDINGS LTD.

PROXY STATEMENT

FOR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 26, 2019

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of Navigator Holdings Ltd., a Marshall Islands corporation (the “Company”), for use at the Annual General Meeting of Shareholders to be held at The Four Seasons Hotel Houston, 1300 Lamar Street, Houston, Texas, TX77010, USA at 09:00 local time on September 26, 2019, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about August 14, 2019, to shareholders of the Company entitled to vote at the Meeting. These materials can also be found on the Company’s website at www.navigatorgas.com.

VOTING RIGHTS AND OUTSTANDING SHARES

The outstanding voting securities of the Company on August 7, 2019 (the “Record Date”) consisted of 55,832,069 shares of common stock, par value $0.01 (the “Common Shares”). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more shareholders representing at least a majority of the issued and outstanding Common Shares present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the board of directors on the proposals described in this Proxy Statement are not timely received, the majority of shares present at the Meeting in person or by proxy, shall have the power to adjourn the Meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting, unless otherwise required by law or the articles of incorporation or bylaws of the Company.

Abstentions and broker non-votes will not affect the election of directors or the outcome of the vote on the other proposal.

The Common Shares are listed on the New York Stock Exchange under the symbol “NVGS.”

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s London representative office, 10 Bressenden Place, London, SWIE 5DH, United Kingdom, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The board of directors of the Company consists of seven members. As provided in the Company’s Amended and Restated Articles of Incorporation, the directors of the Corporation shall be elected at each annual meeting of shareholders. Each director shall be elected to serve until the next annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. Accordingly, the board of directors of the Company has nominated the individuals set forth below under the caption “Nominees for Election to the Company’s Board of Directors” for election, each as a director whose term would expire at the Company’s 2020 Annual General Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees. It is expected that each nominee will be able to serve, but if before the election it develops that one or more nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee(s) as the current board of directors may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Position
David J. Butters	78	Chairman of the Board of Directors
Dr. Henry Deans	52	Director
Dr. Heiko Fischer	51	Director
David Kenwright	71	Director
Harold Malone	45	Director
Alexander Oetker	44	Director
Florian Weidinger	38	Director

Certain biographical information about the nominees is set forth below.

David J. Butters. David J. Butters, has served as chairman, president and chief Executive Officer of the company since September 2008. Mr. Butters, will relinquish his role as President and Chief Executive Officer to Dr. Deans on August 22, 2019 and will continue as executive chairman. Mr. Butters served as a managing director of Lehman Brothers Inc., a subsidiary of Lehman Brothers Holdings Inc., where he had been employed for more than 37 years.

Dr. Henry Deans. Dr. Henry Deans has been a member of the Board since November 2018 and has been appointed to serve as the Chief Executive Officer of the Company starting August 22, 2019. Dr. Deans had been Chief EH&S and Operations Officer of Johnson Matthey plc London, from December 3, 2018 to June 28, 2019. Dr. Deans served as the Executive Vice President and President of the nitrogen division of Nutrien Ltd. (“Nutrien”), a fertilizer producer and distributor, from January 2018 to May 2018. From August 2015 to December 2017, Dr. Deans was the Senior Vice President of Agrium Inc., a fertilizer producer and distributor, prior to its merger with Potash Corporation of Saskatchewan to form Nutrien. From August 2015 to December 2017, he served as a member of the board of directors of Canpotex Potash Export Company. From 2006 to 2014, Dr. Deans held a series of positions as the chief executive officer of multiple affiliates and directly owned subsidiaries of INEOS Group Holdings S.A., a chemical company. Dr. Deans holds a Ph.D and M.Phil. in chemistry from Strathclyde University as well as a B.Sc. in chemistry from Glasgow University.

Dr. Heiko Fischer. Dr. Heiko Fischer has been a member of the Board since December 2011. Dr. Fischer has been Chief Executive Officer and Chairman of the Executive Board of VTG Aktiengesellschaft, a German railroad freightcar lessor and logistics company traded on the Frankfurt Stock Exchange between 2007 and 2019, since May 1, 2004. He was a member of the Supervisory Board of Hapag-Lloyd AG, a German container shipping company. He is the Chairman of the Advisory Board of TRANSWAGGON-Gruppe and a member of the Advisory Boards of Brueckenhaus Grundstueckgesellschaft m.b.h. and Kommanditgesellschaft Brueckenhaus Grundstuecksgesellschaft m.b.H. & Co. as well as a member of the Administrative Boards of TRANSWAGGON AG, Waggon Holding AG, AAE Holding AG, AAE Capital AG and VTG Cargo AG. Dr. Fischer graduated from the University at Albany (SUNY) with an MBA in 1992, and from Julius-Maximilian University in Wuerzburg, Germany with a PhD in Economic Sciences in 1996.

David Kenwright. David Kenwright has been a member of the Board since March 2007. Mr. Kenwright is a managing director of Achater Offshore Ltd., the Aberdeen Business Centre, and Chairman of the U.K. Emergency Response and Rescue Vessel Association Ltd., is also a non-executive director of Oxford Electromagnetic Systems Limited and was previously a managing director of Gulf Offshore N.S. Ltd. for seven years. Mr. Kenwright is a Chartered Engineer and a Fellow of the Institute of Marine Engineering, Science and Technology.

Harold Malone. Harold L. (Hal) Malone has been a member of the Board since July 2017. Mr. Malone is the Head of Transportation for Invesco Private Capital, Inc., a private investing division of Invesco Ltd. Mr. Malone is currently a director of Diamond S Shipping Inc., a NYSE-listed crude and product tanker shipping company, and Nautical Bulk Holdings Ltd, a dry bulk shipping company. Prior to Invesco, Mr. Malone served as the chief strategic officer of the Navig8 Group, a fully integrated provider of shipping management services. Before joining Navig8, Mr. Malone spent over 18 years in investment banking, most recently as a managing director in the maritime group at Jefferies LLC. Mr. Malone earned a B.S. in economics from the Wharton School of Business at the University of Pennsylvania.

Alexander Oetker. Alexander Oetker has been a member of the Board since September 2006. He is a Shareholder of the Oetker Group with interests in food, beer, hotels, banking and chemical companies. Mr. Oetker is also the Founder and Chief Executive Officer of A. O. Shipping GmbH, a bulk shipping company based in Hamburg, Germany. Before founding A. O. Shipping in 2003, Mr. Oetker was employed as chartering manager of Hamburg Sued and by Hutchison Port Holdings in Hong Kong.

Florian Weidinger. Florian Weidinger has been a member of the Board since March 2007. Mr. Weidinger previously worked as a vice president at Lehman Brothers’ principal investment division, Global Trading Strategies in London prior to becoming chief executive officer of Hansabay, a Singapore based fund management business. Mr. Weidinger holds a BSc from Cass Business School, City University, London, an MBA from the Stanford Graduate School of Business and an MS in Environment and Resources from Stanford University.

Audit Committee. The Company’s board of directors has established an Audit Committee, which is responsible for reviewing the Company’s accounting controls and the appointment of the Company’s independent public accounting firm. The Audit Committee currently consists of Florian Weidinger, David Kenwright and Alexander Oetker. As the Company is a foreign private issuer, it is exempt from the committee corporate governance rules of the NYSE, other than the Audit Committee requirement.

Required Vote. Approval of Proposal One will require the affirmative vote of a plurality of the votes cast by shareholders entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF

INDEPENDENT PUBLIC ACCOUNTING FIRM

The board of directors is submitting for ratification at the Meeting the selection of Ernst & Young LLP (“EY”) as the Company’s independent public accounting firm for the fiscal year ending December 31, 2019.

EY has advised the Company that EY does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company other than in its capacity as the Company’s independent public accounting firm. All services rendered by the independent public accounting firm are subject to review by the audit committee of the Company’s board of directors.

Required Vote. Approval of Proposal Two will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF EY AS THE INDEPENDENT PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2019. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail or personal contact. Copies of materials for the Meeting will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

REPORTS TO SHAREHOLDERS

The Company’s latest annual report to shareholders (the “Annual Report”) and this Proxy Statement are available on the Company’s website at www.navigatorgas.com. Upon request, and without charge, the Company will furnish each person to whom this Proxy Statement is delivered with a copy of the Company’s Annual Report. To request a copy, please call the company’s London representative office at +44 20 7340 4850, or e-mail accounts@navigatorgas.com.

By Order of the Board of Directors

Niall Nolan

Secretary

August 14, 2019

London, England

NAVIGATOR HOLDINGS LTD. Annual General Meeting of Shareholders September 26, 2019 9:00 AM This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) David Butters and Niall Nolan, or either of them as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of NAVIGATOR HOLDINGS LTD. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 9:00 AM, local time on September 26, 2019, at The Four Seasons Hotel Houston, 1300 Lamar Street, Houston, Texas, TX77010, USA, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. (Continued and to be signed on the reverse side.) 1.1 14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF NAVIGATOR HOLDINGS LTD. September 26, 2019 GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access. NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Meeting, proxy statement and proxy card are available at www.navigatorgas.com Please sign, date and mail your proxy card in the envelope provided as soon as possible. Please detach along perforated line and mail in the envelope provided. 20703000000000001000 7 092619 THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR ALL” THE ELECTION OF DIRECTORS AND “FOR” PROPOSAL 2. x PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE The Board of Directors recommends you vote FOR ALL the following proposal: The Board of Directors recommends you vote FOR the following proposal: 1. To Elect Directors to serve until the 2020 Annual Meeting of Shareholders: NOMINEES: FOR AGAINST ABSTAIN FOR ALL NOMINEES O David J. Butters 2. To ratify the appointment of Ernst & Young LLP, as the Company’s inde-O Dr. Henry Deans pendent public accounting firm for the fiscal year ending December 31, WITHHOLD AUTHORITY O Dr. Heiko Fischer 2019. FOR ALL NOMINEES O David Kenwright O Harold Malone NOTE: The proxies are authorized to vote upon and transact other such business as may FOR (See ALL instructions EXCEPT below) O Alexander Oetker properly come before the meeting or any adjournment or postponement thereof. O Florian Weidinger INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING. To indicate change your the new address address on your in the account, address please space check above. the Please box at note right and that changes this method. to the registered name(s) on the account may not be submitted via Signature of Shareholder Date: Signature of Shareholder Date: Note: title Please as such. sign exactly If the signer as your is a name corporation, or names please appear sign on full this corporate Proxy. When name shares by duly are authorized held jointly, officer, each giving holder full should title as sign. such. When If signer signing is a as partnership, executor, please administrator, sign in attorney, partnership trustee name or by guardian, authorized please person. give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

NAVIGATOR ANNUAL MEETING HOLDINGS OF SHAREHOLDERS OF LTD. September 26, 2019 PROXY VOTING INSTRUCTIONS INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page. Vote online until 11:59 PM EST the day before the meeting. MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible. IN PERSON - You may vote your shares in person by attending the Annual Meeting. COMPANY NUMBER GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter ACCOUNT NUMBER and paper waste. Enroll today via www.astfinancial.com to enjoy online access. NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Meeting, proxy statement and proxy card are available at www.navigatorgas.com Please detach along perforated line and mail in the envelope provided IF you are not voting via the Internet. 20703000000000001000 7 092619 THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR ALL” THE ELECTION OF DIRECTORS AND “FOR” PROPOSAL 2. x PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE The Board of Directors recommends you vote FOR ALL the following proposal: The Board of Directors recommends you vote FOR the following proposal: 1. To Elect Directors to serve until the 2020 Annual Meeting of Shareholders: NOMINEES: FOR AGAINST ABSTAIN FOR ALL NOMINEES O David J. Butters 2. To ratify the appointment of Ernst & Young LLP, as the Company’s O Dr. Henry Deans independent public accounting firm for the fiscal year ending December WITHHOLD AUTHORITY O Dr. Heiko Fischer 31, 2019. FOR ALL NOMINEES O David Kenwright O Harold Malone NOTE: The proxies are authorized to vote upon and transact other such business as may (See FOR ALL instructions EXCEPT below) O Alexander Oetker properly come before the meeting or any adjournment or postponement thereof. O Florian Weidinger INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: JOHN SMITH 1234 MAIN STREET APT. 203 NEW YORK, NY 10038 MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING. To indicate change your the new address address on your in the account, address please space check above. the Please box at note right and that changes this method. to the registered name(s) on the account may not be submitted via Signature of Shareholder Date: Signature of Shareholder Date: title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.